Exhibit 99.1
This content is Confidential. Gerdau S.A. QUARTELY RESULTS CLICK HERE to access the videoconference RI.GERDAU.COM Videoconference May 3 (Friday) 11:00 a.m. NY | 12:00 p.m. BRT

São Paulo, May 2, 2024 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the first quarter of 2024. The consolidated financial statements of the Company are presented in Brazilian reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU RECORDS EBITDA GROWTH IN ALL BUSINESS DIVISIONS IN 1Q24

HIGHLIGHTS

- **Accident frequency rate of 0.47** reaffirms the priority of the safety of our employees and partners;
- **Steel shipments** reached **2.7 million tonnes** in 1Q24, 2.6% higher than 4Q23;
- **Adjusted EBITDA** of **R$2.8 billion** in the quarter, up 38.0% over 4Q23;
- **Adjusted Net Income** of **R$1.2 billion** in 1Q24, 70.1% higher than 4Q23;
- Net Debt/Adjusted EBITDA ratio of 0.40x, and Gross Debt of R$11.0 billion reflect **Gerdau's maintenance of financial discipline**;

- Based on the results for the first quarter of 2024, the Company allocated **R$589 million for distribution as dividends** (R$0.28 per share), to be paid as of May 27, 2024;
- On April 22, 2024, Gerdau's shareholders received, as a bonus, **1 new share for every 5 shares of the same type;**
- **Investments of R$858 million (CAPEX) in 1Q24,** with approximately 49% allocated to Competitiveness;
- **Conclusion of the sale of equity stakes** in the joint ventures in Colombia and the Dominican Republic;

- The **Jackson, Tennessee (USA)**, unit upgrade was completed, with investments of approximately US$67 million to expand the product portfolio;
- Gerdau has the best reputation among industry players in Brazil, according to the 10th edition of the **Merco Ranking**, maintaining its position as the only steel producer in the overall ranking and the leader in the "Mining, Steel, and Metallurgy" category;
- In March, Gerdau celebrated the **25th anniversary of its listing on the New York Stock Exchange (NYSE)**, in the United States.

MAIN INDICATORS

CONSOLIDATED	1Q24	4Q23	Δ	1Q23	Δ
Shipments of steel (1,000 tonnes)	2,724	2,656	2.6%	2,979	-8.6%
Net Sales[1] (R$ million)	16,210	14,716	10.2%	18,872	-14.1%
Adjusted EBITDA[2] (R$ million)	2,813	2,039	38.0%	4,322	-34.9%
Adjusted EBITDA Margin[2] (%)	17.4%	13.9%	3.5 p.p	22.9%	-5.5 p.p
Adjusted Net Income[2] (R$ million)	1,245	732	70.1%	2,388	-47.9%
Adjusted Net Margin[2] (%)	7.7%	5.0%	2.7 p.p	12.7%	-5.0 p.p
Gross Debt (R$ million)	11,040	10,893	1.3%	12,261	-10.0%
Net Debt/Adjusted EBITDA	0.40x	0.40x	-	0.31x	0.09x
CAPEX (R$ million)	858	2,015	-57.4%	954	-10.1%
Free Cash Flow (R$ million)	(610)	1,179	(1,790)	1,114	(1,724)

1 – Includes iron ore sales.
2- Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

2

Quarterly Results – 1Q24 Gerdau S.A. 3 MESSAGE FROM MANAGEMENT On January 16, Gerdau celebrated its 123rd anniversary, a journey marked by constant adaptation and innovation. This milestone reinforces our motivation to continue to shape the future. We are committed to being increasingly aligned with the needs of our clients and other stakeholders, prioritizing, above all, the safety and well-being of our employees and partners. In this context, our accident frequency rate1 reached an all-time low, 0.47. This result reflects the evolution of Gerdau’s safety culture, reinforcing its commitment to becoming one of the safest companies in the sector. Despite a first quarter still marked by the challenges posed by surplus steel imports in the Brazilian market, it is worth noting the important progress made in the commercial defense of the national steel industry with the measures announced by the federal government on April 23, 2024, with the establishment of a mixed system on 11 MCNs (Mercosur Common Nomenclatures), with import quotas and a 25% duty on the surplus. The measures are designed to curb excessive imports, especially from China, in line with initiatives already implemented by other groups and countries such as the United States, Mexico, the European Union, and the United Kingdom. The proposed measure covers around 25% of the volume sold by Gerdau in Brazil. Nevertheless, the industry’s challenges have not yet been resolved. We continue to monitor the entry of imported steel and to dialog with government bodies, seeking a balance between the national industry and the global dynamics of the steel trade. As for the financial and operating results, we closed the first quarter with EBITDA growth in all our Business Divisions (BD). Consolidated Net Sales totaled R$16.2 billion, while Adjusted EBITDA reached R$2.8 billion in the period. The resilience of our results reflects the diversification of our operations in different geographies, in addition to the constant pursuit of solutions and efficiency gains. In the Brazil BD, shipment volume rose 2.4% in 1Q24 compared to 4Q23, while the Adjusted EBITDA Margin came to 9.2% in the period. Excess supply, given the high volume of steel imports in the country, has fueled the need to adjust our operations through initiatives to reduce costs and expenses. We also remain focused on delivering higher-value-added products to the local market, with a view to achieving a better balance between deliveries and profitability. Despite the challenging economic environment in Brazil, the civil construction sector has shown signs of optimism for 2024, with market projections indicating a trend of gradual resumption of real estate launches, together with higher infrastructure investments in the second half of the year. In the North America BD, shipment volume rose 8.1% in 1Q24 compared to the previous quarter, reflecting the resumption of typical end-of-year seasonality. Governmental programs, such as the Inflation Reduction Act — IRA, the Infrastructure Bill, the Chips Act, among others, continue to boost demand for steel in the United States by stimulating the local market in the long term. We ended the period with a backlog of orders focused on offering a portfolio of higher-value-added products. These factors, combined with cost reduction initiatives, excellent customer service and operational efficiency, led to an Adjusted EBITDA Margin of 24.5% in 1Q24. As for CAPEX projects, we concluded the rolling process upgrade in the Jackson (Tennessee) unit, with investments of approximately US$67 million. In the Special Steel BD, although shipment volumes remained flat compared to the fourth quarter, the Adjusted EBITDA Margin was 16.8%, 3.6 p.p. higher than in the previous quarter, reflecting a decline in operating costs over the period. In Brazil, automobile production has been gradually increasing, according to ANFAVEA (National Association of Vehicle Manufacturers). According to industry projections, the heavy vehicle segment, in particular, may see a recovery in demand after low volumes in 2023 because of the adoption of the new emissions rules (Euro 6). However, we continue to closely monitor market trends, given the rise of imported cars (especially Chinese vehicles) in the Brazilian auto market, the cost of credit, and the reduction in the population’s consumption in the country. In the United States, the increase in production compared to the previous 1 Indicator related to the safety of our employees. quarter reflects end-of-year seasonality and the United Auto Workers strike in 2023. In the South America BD, shipment volume declined 6.6% from 4Q23, reflecting an economic slowdown in Argentina, which is going through a period of adjustments in the economy. In Peru, the construction and mining sectors are expected to gradually rebound, driven by public investments. In 1Q24, the BD recorded an Adjusted EBITDA Margin of 24.0%. The results for the period already reflect the sale of Gerdau’s stakes in joint ventures Diaco S.A. and Gerdau Metaldom Corp. The deal was worth US$325 million, which was mostly received in the first quarter and which will be used for the execution of the Company's Strategic CAPEX investment program. We also emphasize that, despite a still challenging scenario, the projects focused on the Maintenance and Competitiveness of our assets are on schedule. CAPEX totaled R$858 million in the first quarter of 2024. It is also worth noting the good progress of projects in sustainable mining and expansion of hot-rolled coil production in Brazil. These projects are part of our Strategic CAPEX and are designed to improve the productivity and profitability of our operations in the long term. We are extremely pleased to share that, in March, we celebrated the 25th anniversary of the listing of Gerdau’s shares on the New York Stock Exchange (NYSE:GGB). Gerdau’s presence on the NYSE reflects the Company’s international corporate reputation, based on solidity, credibility, and transparency. Currently, ADRs (American Depositary Receipts) account for more than 30% of the Company’s free-float preferred shares, providing direct access to the capital markets in the United States, where the Company has important long and special steel production operations. In addition, Gerdau was recognized by Merco (Corporate Reputation Business Monitor) as one of the 100 Most Admired Companies and the leader in the “Mining, Steel, and Metallurgy” category. This recognition reflects our commitment to engaging in a continuous and transparent dialog with all our stakeholders and strengthening the Gerdau brand’s connection with society in general. The ranking uses a methodology that considers economic and financial results, the quality of the business offering, talent, corporate ethics and responsibility, the international dimension, and innovation to profile companies’ reputation. Gerdau moved up ten positions from the previous year, to the 24th .. Keeping our commitment to creating value for shareholders, we have approved the payment of dividends in the amount of R$0.28 per share, equivalent to R$589 million, to be paid based on the results of the first quarter of 2024. Payment will be made on May 27, 2024. In addition, the Company’s Annual Shareholders’ Meeting approved a capital increase through the capitalization of the Retained Earnings, with the issue of new bonus shares granted to shareholders free of charge, at the ratio of one new share for every five shares of the same type. We thank once again our employees, clients, suppliers, partners, shareholders, and other stakeholders for their trust and their support as we build our history and work towards continuous value creation. We will continue to pursue our long-term strategic vision, combining sustainable growth with the purpose of empowering people who build the future, committed to the best governance practices to continuously improve our processes and solutions. THE MANAGEMENT RESULTS DRIVEN BY THE GOOD PERFORMANCE OF THE BUSINESS DIVISIONS, ESPECIALLY THE NORTH AMERICA BD

Quarterly Results – 1Q24
Gerdau S.A.

CONSOLIDATED RESULTS

OPERATING PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	1Q24	4Q23	Δ	1Q23	Δ
Volumes (1,000 tonnes)					
Crude steel production	3,090	2,689	14.9%	2,988	3.4%
Shipments of steel	2,724	2,656	2.6%	2,979	-8.6%

The first quarter of 2024 still reflects steel oversupply in the global market, resulting in a challenging international price environment. The high penetration of imports continues to have a negative impact on steel shipments, especially in Brazil.

According to data published by the Brazil Steel Institute in March, although apparent consumption of steel increased 3.3% year to date compared to the same period the previous year, the steel import penetration rate remained high, at 18.6%. China continues to be the main steel exporter. In the first two months of 2024, Chinese exports rose 32.6% year over year.

In 1Q24, Gerdau's crude steel production was 3.1 million tonnes. The crude steel production capacity utilization rate was 74%, up 10 p.p. from 4Q23. Steel shipments grew 2.6% over 4Q23, totaling 2.7 million tonnes.

STEEL SHIPMENTS BY BD


South America BD
8.0%
9.3%
Special Steel BD
12.0%
11.8%
Brazil BD
46.1%
42.3%
1Q23
1Q24
36.6%
33.9%
North America BD

4

Quarterly Results – 1Q24
Gerdau S.A.

FINANCIAL PERFORMANCE

NET SALES

Net Sales totaled R$16.2 billion in 1Q24, up 10.2% over 4Q23. The Company's shipment volumes grew in the markets where the Company operates, and the share of domestic steel shipments increased in the Brazil BD. In addition to a more positive operational context this quarter, 4Q23 sales were negatively affected by currency depreciation in Argentina, which led to a lower comparison base.


R$ million
-14.1%
+10.2%
18,872
18,265
17,063
14,716
16,210
1Q23
2Q23
3Q23
4Q23
1Q24

GROSS PROFIT

CONSOLIDATED	1Q24	4Q23	Δ	1Q23	Δ
Results (R$ million)					
Net Sales	16,210	14,716	10.2%	18,872	-14.1%
Cost of Goods Sold	(13,791)	(13,083)	5.4%	(15,244)	-9.5%
Gross Profit	**2,420**	**1,633**	**48.2%**	**3,629**	**-33.3%**
Gross Margin	*14.9%*	*11.1%*	*3.8 p.p*	*19.2%*	*-4.3 p.p*

Cost of Goods Sold totaled R$13.8 billion in 1Q24, up 5.4% over 4Q23, reflecting an increase in both steel shipments and the cost of important raw materials such as scrap and coal.

Gross Profit was R$2.4 billion in the quarter, up 48.2% over 4Q23, since Net Sales grew more than the Cost of Goods Sold.

Compared to 1Q23, Gross Profit declined 33.3%, impacted by lower margins and shipment volumes.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

CONSOLIDATED	1Q24	4Q23	Δ	1Q23	Δ
Results (R$ million)					
SG&A	(501)	(568)	-11.8%	(538)	-6.9%
Selling expenses	(183)	(184)	-0.5%	(174)	5.2%
General and administrative expenses	(318)	(385)	-17.4%	(364)	-12.6%
%SG&A/Net Sales	***-3.1%***	***-3.9%***	***0.8 p.p***	***-2.9%***	***-0.2 p.p***

Selling, General & Administrative (SG&A) Expenses were R$501 million in 1Q24, down 11.8% from 4Q23 and 6.9% from 1Q23. As a percentage of Net Sales, SG&A Expenses came to 3.1%, down 0.8 p.p. from 4Q23, once again demonstrating Gerdau's discipline in maintaining expenses under control.

5

Quarterly Results – 1Q24
Gerdau S.A.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	1Q24	4Q23	Δ	1Q23	Δ
Net Income	**2,053**	**587**	**249.7%**	**3,215**	**-36.1%**
Net financial result	476	156	205.1%	50	-95.9%
Provision for income and social contribution taxes	224	149	50.3%	1,027	-78.2%
Depreciation and amortization	726	791	-8.2%	715	1.5%
EBITDA - CVM Instruction[1]	**3,479**	**1,683**	**106.7%**	**5,007**	**-30.5%**
Equity in earnings of unconsolidated companies (a)	(79)	(58)	36.2%	(354)	-77.7%
Proportional EBITDA of associated companies and jointly controlled entities (b)	202	264	-23.5%	510	-60.4%
Losses due to non-recoverability of financial assets (c)	20	6	233.3%	5	300.0%
Non-recurring items	(808)	145	-	(845)	-4.4%
Credit recovery / Provisions (d)	-	145	-	(845)	-
Result from operations with jointly controlled entities (e)	(808)	-	-	-	-
Adjusted EBITDA[2]	**2,813**	**2,039**	**38.0%**	**4,322**	**-34.9%**
Adjusted EBITDA Margin	*17.4%*	*13.9%*	*3.5 p.p*	*22.9%*	*-5.5 p.p*

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	1Q24	4Q23	Δ	1Q23	Δ
EBITDA - CVM Instruction [1]	**3,479**	**1,683**	**106.7%**	**5,007**	**-30.5%**
Depreciation and amortization	(726)	(791)	-8.2%	(715)	1.5%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**2,752**	**892**	**208.5%**	**4,292**	**-35.9%**

1 - Non-accounting measure calculated in accordance with CVM Resolution 156, of June 23, 2022.
2 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.
(a) Amounts presented in the "Equity in earnings of unconsolidated companies" line in Note 22 to the Company's Financial Statements.
(b) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 22 to the Company's Financial Statements.
(c) Amounts presented in the "Reversal (losses) due to non-recoverability of financial assets" line in Note 22 to the Company's Financial Statements.
(d) Amounts composed of the "Credit recovery / provisions" line in Note 22 to the Company's Financial Statements.
(e) Amounts presented in the "Equity in earnings of jointly controlled companies" line in Note 22 to the Company's Financial Statements.

Adjusted EBITDA reached R$2.8 billion in 1Q24, up 38.0% from 4Q23 and down 34.9% from 1Q23. Adjusted EBITDA margin was 17.4% in 1Q24, up 3.5 p.p. over 4Q23.

The improvement in profitability reflects the recovery in shipment volumes, especially in the North America BD, as well as an increase in the share of domestic shipments in the Brazil BD. The Company also continues to implement a series of initiatives to adjust its structure to the current business environment.

ADJUSTED EBITDA BY BD


1Q24
20.6%
54.3%
15.2%
9.9%
4Q23
24.1%
53.5%
16.0%
6.4%
1Q23
24.2%
53.5%
11.3%
11.0%
100%
Brazil BD
North America BD
Special Steel BD
South America BD

6

Quarterly Results – 1Q24
Gerdau S.A.

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


22.9%
20.8%
19.6%
13.9%
17.4%
4,322
3,792
3,349
2,039
2,813
1Q23
2Q23
3Q23
4Q23
1Q24
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	1Q24	4Q23	Δ	1Q23	Δ
Financial Result	**(476)**	**(156)**	**205.1%**	**(50)**	**852.0%**
Financial income	175	202	-13.4%	216	-19.0%
Financial expenses	(343)	(354)	-3.1%	(324)	5.9%
Tax credit update	-	-	-	253	-
Exchange variation (USD x BRL)	(11)	46	-	21	-
Exchange variation (other currencies)	(20)	(59)	-66.1%	(37)	-45.9%
Inflation adjustment in Argentina	(290)	12	-	(174)	-
Gains on financial instruments, net	14	(2)	-	(5)	-

In 1Q24, the Financial Result was a net expense higher than the one recorded in 4Q23, mainly due to the adjustment for inflation of non-monetary items[2] of the subsidiaries in Argentina, reflecting the high inflation rate in that country. In 4Q23, this adjustment for inflation was offset by currency depreciation in Argentina. Compared to 1Q23, the recognition of gains related to the tax credit update was the main event that resulted in a reduction of the net financial expense in that quarter.

[2] Non-monetary items are mostly made up of property, plant, and equipment and shareholders' equity.

7

Quarterly Results – 1Q24
Gerdau S.A.

ADJUSTED NET INCOME

Adjusted Net Income was R$1.2 billion in the quarter, up 70.1% over 4Q23, reflecting an improvement in the Company's operating results. Compared to 1Q23, Adjusted Net Income declined 47.9%, due to the above-mentioned operational factors.

CONSOLIDATED (R$ million)	1Q24	4Q23	Δ	1Q23	Δ
Operating Income before Financial Result and Taxes[1]	**2,752**	**891**	**208.9%**	**4,292**	**-35.9%**
Financial Result	**(476)**	**(156)**	**205.1%**	**(50)**	**852.0%**
Income before Taxes[1]	**2,277**	**735**	**209.8%**	**4,242**	**-46.3%**
Income and social contribution taxes	(224)	(149)	50.3%	(1,027)	-78.2%
Exchange variation	40	(51)	-	(48)	-183.3%
Other lines	(264)	(98)	169.4%	(709)	-62.8%
Non-recurring items	-	-	-	(270)	-
Consolidated Net Income[1]	**2,053**	**587**	**249.7%**	**3,215**	**-36.1%**
Non-recurring items	(808)	145	-	(828)	-
Credit recovery / Provisions	-	145	-	(1,098)	-
Result from operations with jointly controlled entities *	(808)	-	-	-	-
Income tax and social contribution - non-recurring items	-	-	-	270	-
Consolidated Adjusted Net Income [2]	**1,245**	**732**	**70.1%**	**2,388**	**-47.9%**

1 – Accounting measure disclosed in the Company's Income Statement.
2 – Non-accounting measure calculated by the Company to show Net Income adjusted for non-recurring events that influenced the result.

* Non-recurring items: In 1Q24, the Company recorded a R$808 million gain in the "Equity in earnings of jointly controlled companies" line as a result of the sale of its entire stakes in joint ventures Diaco S.A and Gerdau Metaldom Corp., as stated in Note 3.4 to the Company's Financial Statements.

ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)


12.7%
11.7%
9.3%
5.0%
7.7%
2,388
2,143
1,592
732
1,245
1Q23
2Q23
3Q23
4Q23
1Q24
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

8

Quarterly Results – 1Q24
Gerdau S.A.

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	31.03.2024	31.12.2023	Δ	31.03.2023	Δ
Short Term	1,711	1,797	-4.8%	2,962	-42.2%
Long Term	9,329	9,096	2.6%	9,299	0.3%
Gross Debt	**11,040**	**10,893**	**1.3%**	**12,261**	**-10.0%**
Gross Debt / Total Capitalization[1]	17.6%	18.2%	-0.6 p.p	19.7%	-2.1 p.p
Cash, cash equivalents and short-term investments	5,941	5,344	11.2%	5,825	2.0%
Net Debt	**5,099**	**5,548**	**-8.1%**	**6,436**	**-20.8%**
Net Debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.40x**	**0.40x**	**-**	**0.31x**	**0.09x**

1- Total capitalization = shareholders' equity + gross debt – interest on debt.
2- Net debt = gross debt – interest on debt – cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

In compliance with the Company's policy, on March 31, 2024, Gross Debt totaled R$11.0 billion, 1.3% higher than in the previous quarter, mainly as a result of the effects of exchange variation in the period. The breakdown of Gross Debt by currency is as follows: approximately 67% denominated in U.S. dollars, 30% in Brazilian reais, and 3% in other currencies. In addition, the Company maintains a long debt maturity profile, with 88% of its liabilities coming due in the long term.

DEBT (R$ BILLION) & LEVERAGE RATIO


0.31x
0.37x
0.34x
0.40x
0.40x
12.3
10.7
11.5
10.9
11.0
5.8
4.2
6.0
5.3
5.9
6.4
6.5
5.5
5.5
5.1
1Q23
2Q23
3Q23
4Q23
1Q24
Net Debt
Cash
Gross Debt
Net debt/Adjusted EBITDA

The cash position at quarter-end was R$5.9 billion, resulting in Net Debt of R$5.1 billion and an Adjusted Net Debt/EBITDA ratio of 0.40x, a very comfortable leverage level. At the end of the first quarter, the Company's Global Revolving Credit Facility (RCF), totaling US$875 million (equivalent to R$4.4 billion), was fully available.

LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)


10.3
4.4
5.9
1.4
1.2
0.2
0.8
2.1
2.5
2.7
Liquidity
2024
2025
2026
2027
2028
2029
2030
2031
& after
Cash & Equiv.
RCF 1
Bonds
Debentures
Other

1 - Global Revolving Credit Facility

Gerdau's debt matures in 7.2 years, on average, with a well-distributed schedule for the coming years. At quarter end, the weighted average nominal cost of debt was 5.5% per annum for debt denominated in U.S. dollars and 105.6% of the CDI rate per annum for debt denominated in Brazilian reais. The maintenance of a healthy leverage level reinforces the Company's capacity to maintain the necessary investment commitments for the development of our business.

A Board of Directors' Meeting held on May 2, 2024, approved the Issue of unsecured , Non-Convertible Debentures, in a Single Series, by Gerdau S.A. The Issue amount will be R$1.5 billion, represented by 1,500,000 debentures, at a face value of R$1,000.00, denominated in Brazilian reais and will yield interest corresponding to the cumulative variation of 100% of the CDI (interbank deposit certificate) rate plus spread to be defined in the Bookbuilding Procedure. The purpose of the Issuance is to reprofile short-term debts with higher rates, as well as lengthening the Company's debt profile.

9

Quarterly Results – 1Q24 Gerdau S.A. 10 INVESTMENTS (CAPEX) On February 20, 2024, the Board of Directors of Gerdau S.A. approved projected disbursements (CAPEX) related to the 2024 investment plan3 in the amount of R$6 billion. In 1Q24, CAPEX totaled around R$858 million, of which 49% was allocated to competitiveness. As an essential part of our commitment to our clients and the modernization of our assets, we announced the completion of the investment in the Jackson, Tennessee (U.S.), unit. Total investment was around US$67 million and included a series of updates in the rolling and storage processes, in line with the unit’s strategy of becoming a one-stop-shop solution center. These improvements will enable the expansion of the range of commercial bar products offered to clients, with a view to enhancing Gerdau’s competitiveness, operational flexibility, and distribution efficiency in the region. WORKING CAPITAL & CASH CONVERSION CYCLE At the end of 1Q24, Working Capital was R$15.4 billion (+8.0% vs. 4Q23 and -5.7% vs. 1Q23), while the Cash Conversion Cycle (working capital divided by net sales in the quarter) dropped to 86 days. These results were mostly driven by higher shipment volumes and higher Net Sales in the period (+10.2% vs. 4Q23), influenced by an adjustment resulting from the currency depreciation in Argentina in late 2023. Detailed information on Working Capital accounts is presented in Notes 5, 6, and 11 to the Financial Statements. 3 The investment plan does not include contributions made by Gerdau Next to other companies, given that, as established by international accounting standards (IFRS), only jointly controlled entities are consolidated in the Company’s Financial Statements. CAPEX PER BD – 1Q24 63% 21% 11% 5% Brazil BD North America BD Special Steel BD South America BD 1Q23 2Q23 3Q23 4Q23 1Q24 16.3 16.4 15.8 14.2 15.4 17.2 6.0 -6.9 17.0 5.6 -6.2 15.8 5.7 -5.7 15.2 4.9 -5.9 16.0 5.5 -6.1 78 81 84 87 86 Inventories Clients Suppliers Financial Cycle CASH CONVERSION CYCLE (IN DAYS) & WORKING CAPITAL (R$ BILLION)

Quarterly Results – 1Q24
Gerdau S.A.

FREE CASH FLOW

As of 1Q24, the Company has adopted a new Free Cash Flow model to support reconciliation with the Cash Flow Statement of the Financial Statements, enabling it to approximate the change in the cash position in the period more effectively. In 1Q24, Free Cash Flow was negative R$610 million. In the previous model, Free Cash Flow would have been positive R$85 million in 1Q24.


R$ million
2,813
1,078
569
1,083
121
188
133
251
-610
Adjusted EBITDA 1Q24
Working Capital
Income tax 2
CAPEX 3
Interest 4
Proportional EBITDA of JV's 5
Intangibles and leasing 6
Other 7
Free Cash Flow 1Q24

1- Includes the cash effect of the clients, inventories, and suppliers accounts.
2- Includes the cash effect of income tax on the Company's several subsidiaries, including the portion accrued in previous periods and due in the current period.
3- Includes the addition of R$858 million in CAPEX investments in 1Q24, adjusted for the cash effect of the change in accounts payable to property, plant, and equipment suppliers in the amount of R$225 million, related to acquisitions from previous periods paid in the current period.
4- Includes the payment of interest on loans and financing, and interest on lease.
5- Proportional EBITDA of the joint ventures net of dividends received from these joint ventures.
6- Disbursements on other intangible assets and lease payments.
7- Other changes include the cash effect of other assets and liabilities.

RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

CONSOLIDATED (R$ million)	1Q24	4Q23	Δ	1Q23	Δ
Free Cash Flow[1]	**(610)**	**1,179**	**(1,790)**	**1,114**	**(1,724)**
(+) Purchases of property, plant and equipment	1,083	1,540	(457)	954	129
(+) Additions in other intangibles	26	36	(10)	28	(1)
(+) Leasing payment	107	79	27	92	15
(-) Short-term investments	(369)	(1,536)	1,167	(1,373)	1,004
(+) Proceeds from maturities and sales of short-term investments	594	2,313	(1,718)	1,149	(555)
Net cash provided by operating activities[2]	**831**	**3,612**	**(2,781)**	**1,964**	**(1,133)**

1 – Non-accounting measure calculated by the Company to present Free Cash Flow.
2 – Accounting measure disclosed in the Company's Cash Flow Statement.

11

Quarterly Results – 1Q24 Gerdau S.A. 12 GOVERNANCE AND CAPITAL MARKETS ANNUAL SHAREHOLDERS’ MEETING The Annual Shareholders’ Meeting held on April 16, 2024, elected seven members to the Board of Directors (three of whom are independent) and three sitting members and their respective alternates to the Company’s Fiscal Council. The term of office of these positions will last until the Annual Shareholders’ Meeting called to approve the accounts for the fiscal year ended December 31, 2024. CAPITAL INCREASE THROUGH RETAINED EARNINGS AND BONUS SHARES The Extraordinary Shareholders’ Meeting held on April 16, 2024, approved a capital increase through the capitalization of Retained Earnings in the amount of R$4,057,881,800.00 through the issue of 120,105,288 bonus common shares and 231,308,122 bonus preferred shares. The bonus was granted at the ratio of one (1) new share for every five (5) shares of the same type held by the shareholder on April 17, 2024. The date of credit to the shareholders’ position was April 22, 2024, and the ex-bonus date was April 18, 2024. DIVIDENDS On May 2, 2024, the Board of Directors approved the payment of dividends in the amount of R$0.28 per share, equivalent to R$589 million, to be paid based on the results of the first quarter of 2024, as a minimum mandatory dividend advance. The payment will be made on May 27, 2024, based on the shareholders position as of May 15, 2024, with ex-dividend date on May 16, 2024. This distribution already includes the proceeds from the sale of Gerdau’s stakes in joint ventures Diaco S.A. and Gerdau Metaldom Corp. The Company has maintained its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.’s corporate Net Income after booking the reserves set forth in the Bylaws.

Quarterly Results – 1Q24
Gerdau S.A.

PERFORMANCE BY BUSINESS DIVISION (BD)

Gerdau presents its results through its Business Divisions (BD):

BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation;

NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico;

SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; and

SOUTH AMERICA BD — includes the operations in Argentina, Peru, and Uruguay.

Link *Valuation Guide*

NET SALES (R$ MILLION)


BRAZIL BD
38.6%
6,925
6,034
6,435
NORTH AMERICA BD
38.5%
7,793
5,927
6,416
SPECIAL STEEL BD
15.7%
2,948
2,580
2,608
SOUTH AMERICA BD
7.2%
1,617
326
1,191
1Q23 4Q23 1Q24

ADJUSTED EBITDA[4] (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


BRAZIL BD
20.6%
15.4%
8.5%
9.2%
1,064
512
595
NORTH AMERICA BD
54.3%
30.2%
19.2%
24.5%
2,355
1,135
1,570
SPECIAL STEEL BD
15.2%
16.9%
13.2%
16.8%
497
340
439
SOUTH AMERICA BD
9.9%
30.2%
41.5%
24.0%
489
135
286
1Q23 4Q23 1Q24

[4] Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period. The percentage of Adjusted EBITDA from business divisions is calculated considering the total Adjusted EBITDA of the four business divisions.

13

Quartely Results – 1Q24
Gerdau S.A.

PRODUCTION & SHIPMENTS

BRAZIL BD	1Q24	4Q23	Δ	1Q23	Δ
Volumes (1,000 tonnes)					
Production of crude steel	**1,367**	**1,224**	**11.7%**	**1,258**	**8.7%**
Shipments of steel	**1,300**	**1,269**	**2.4%**	**1,277**	**1.8%**
Domestic Market	1,044	964	8.3%	1,087	-4.0%
Exports	255	305	-16.4%	190	34.2%
Shipments of long steel	**852**	**805**	**5.8%**	**835**	**2.0%**
Domestic Market	621	567	9.5%	661	-6.1%
Exports	231	237	-2.5%	174	32.8%
Shipments of flat steel	**447**	**464**	**-3.7%**	**442**	**1.1%**
Domestic Market	423	397	6.5%	426	-0.7%
Exports	24	67	-64.2%	15	60.0%

- The significant influx of **imported steel poses challenges to the sector, especially to the flat steel segment.**
- The Company focuses on the domestic market through **higher-value-added products.**
- In the domestic market, long steel volumes were mostly driven by **shipments for reinforced concrete and shipments from industry**, which represented an increase of 16% over the previous quarter. In flat steel, it is worth noting an increase in demand for **heavy plates**.

NORTH AMERICA BD	1Q24	4Q23	Δ	1Q23	Δ
Volumes (1,000 tonnes)					
Production of crude steel	1,152	966	19.3%	1,185	-2.8%
Shipments of steel	957	885	8.1%	1,104	-13.3%

- **Shipment volumes rebounded** from 4Q23, influenced by typical end-of-year seasonality.
- Demand from the main steel-consuming sectors (manufacturing, non-residential construction, and infrastructure) was in line with 2023, causing **the backlog of orders to remain stable, at around 55 days**.

SPECIAL STEEL BD	1Q24	4Q23	Δ	1Q23	Δ
Volumes (1,000 tonnes)					
Production of crude steel	410	316	29.7%	397	3.3%
Shipments of steel	339	339	0.0%	355	-4.5%

- In the **United States**, the BD's shipment volume grew 5% over 4Q23, signaling a positive trend in light vehicle sales, according to market projections.
- In **Brazil**, automobile production has been gradually growing, especially in the heavy vehicle segment, according to ANFAVEA.

SOUTH AMERICA BD	1Q24	4Q23	Δ	1Q23	Δ
Volumes (1,000 tonnes)					
Production of crude steel	162	182	-11.0%	149	8.7%
Shipments of steel[1]	227	243	-6.6%	281	-19.2%

1- Includes resale of products imported from the Brazil BD.

- The decline in steel shipments reflected a **slowdown in the operating sectors, especially in Argentina**, which is undergoing major adjustments in the economy.

14

Quartely Results – 1Q24
Gerdau S.A.

OPERATING RESULT

BRAZIL BD	1Q24	4Q23	Δ	1Q23	Δ
Results (R$ million)					
Net Sales[1]	6,435	6,034	6.6%	6,925	-7.1%
Domestic Market	5,649	5,142	9.9%	6,225	-9.3%
Exports	786	892	-11.9%	701	12.1%
Cost of Goods Sold	(5,986)	(5,726)	4.5%	(6,031)	-0.7%
Gross profit	**449**	**308**	**45.8%**	**894**	**-49.8%**
Gross margin (%)	**7.0%**	**5.1%**	**1.9 p.p**	**12.9%**	**-5.9 p.p**
Adjusted EBITDA[2]	**595**	**512**	**16.2%**	**1,064**	**-44.1%**
Adjusted EBITDA Margin[2] (%)	**9.2%**	**8.5%**	**0.7 p.p**	**15.4%**	**-6.2 p.p**

- **Net Sales increased 6.6%** over 4Q23, driven by higher shipment volumes and a **higher share of domestic steel shipments.**
- Higher production volumes helped mitigate cost increases of **raw materials** (international coking coal and iron ore prices remained high).
- The lead time of the main inputs, such as **coking coal** and iron ore, led to a 2% increase in the **cost of goods sold per tonne** between 4Q23 and 1Q24.

NORTH AMERICA BD	1Q24	4Q23	Δ	1Q23	Δ
Results (R$ million)					
Net Sales	6,416	5,927	8.3%	7,793	-17.7%
Cost of Goods Sold	(5,057)	(4,919)	2.8%	(5,848)	-13.5%
Gross profit	**1,359**	**1,008**	**34.8%**	**1,945**	**-30.1%**
Gross margin (%)	**21.2%**	**17.0%**	**4.2 p.p**	**25.0%**	**-3.8 p.p**
Adjusted EBITDA[2]	**1,570**	**1,135**	**38.3%**	**2,355**	**-33.3%**
Adjusted EBITDA Margin[2] (%)	**24.5%**	**19.2%**	**5.3 p.p**	**30.2%**	**-5.7 p.p**

- The cost per tonne sold in 1Q24 was 4.9% lower than in 4Q23, mainly reflecting higher shipment volumes, resulting in **increased dilution of fixed costs**.
- The **Adjusted EBITDA Margin upturn** reflects the healthy metal spread, combined with the greater operational leverage.

SPECIAL STEEL BD	1Q24	4Q23	Δ	1Q23	Δ
Results (R$ million)					
Net Sales	2,608	2,580	1.1%	2,948	-11.5%
Cost of Goods Sold	(2,238)	(2,333)	-4.1%	(2,519)	-11.2%
Gross profit	**370**	**247**	**49.8%**	**430**	**-14.0%**
Gross margin (%)	**14.2%**	**9.6%**	**4.6 p.p**	**14.6%**	**-0.4 p.p**
Adjusted EBITDA[2]	**439**	**340**	**29.1%**	**497**	**-11.7%**
Adjusted EBITDA Margin[2] (%)	**16.8%**	**13.2%**	**3.6 p.p**	**16.9%**	**-0.1 p.p**

- **Adjusted EBITDA rose 29.1%** compared to 4Q23, while the Adjusted EBITDA Margin stood at 16.8%, reflecting the BD's structure optimization and cost reduction initiatives.

SOUTH AMERICA BD	1Q24	4Q23	Δ	1Q23	Δ
Results (R$ million)					
Net Sales	1,191	326	265.3%	1,617	-26.3%
Cost of Goods Sold	(937)	(303)	209.2%	(1,244)	-24.7%
Gross profit	**254**	**23**	**1004.3%**	**373**	**-31.9%**
Gross margin (%)	**21.3%**	**7.0%**	**14.3 p.p**	**23.1%**	**-1.8 p.p**
Adjusted EBITDA[2]	**286**	**135**	**111.9%**	**489**	**-41.5%**
Adjusted EBITDA Margin[2] (%)	**24.0%**	**41.5%**	**-17.5 p.p**	**30.2%**	**-6.2 p.p**

- The 1Q24 figures reflect the results of the operation in Argentina (South America BD), which had been **negatively impacted in 4Q23 by currency depreciation** in December in that country.
- The **Adjusted EBITDA Margin of 24.0%** already reflects the sale of Gerdau's stakes in joint ventures Diaco S.A. and Gerdau Metaldom Corp.

1 – Includes iron ore sales.
2 – Non-accounting measure reconciled with information presented in Note 27 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

15

RESULTADOS TRIMESTRAIS - 4T23 Quartely Results – 1Q24 Gerdau S.A. 16 16 APPENDICES ASSETS G ER D AU S .A. C O NS O LID ATED B ALANC E S HEETS In thousands of Brazilian reais (R$) March 31 , 2024 D ecember 31 , 2023 C U R R ENT AS S ETS C ash and cash equivalents 3,743,1 23 3,005,645 S hort-term investments 2,1 98,040 2,338,097 Trade accounts receivable 5,481 ,606 4,875,394 Inventories 1 6,043,1 34 1 5,227,778 Tax credits 940,695 1 ,009,824 Income and social contribution taxes recoverable 757,1 39 986,068 D ividends receivable 3,021 1 ,036 Fair value of derivatives 37,039 766 Asset held for sale - 1 ,21 0,041 O ther current assets 538,725 543,288 29,7 42,522 29,1 97 ,937 NO N-C U R R ENT AS S ETS Tax credits 1 ,91 0,374 1 ,91 6,1 00 D eferred income taxes 2,270,489 2,21 9,461 Judicial deposits 2,089,003 2,064,070 O ther non-current assets 384,695 355,390 Prepaid pension cost 1 1 ,695 1 1 ,695 Fair value of derivatives 1 ,433 - Investments in associates and joint ventures 4,073,704 3,858,449 G oodwill 1 1 ,1 56,346 1 0,825,1 48 Leasing 1 ,208,667 1 ,1 82,654 O ther Intangibles 364,070 373,71 0 Property, plant and equipment, net 23,748,071 22,880,530 47 ,21 8,547 45,687 ,207 TO TAL AS S ETS 7 6,961 ,069 7 4,885,1 44 C onsolidated

Quartely Results – 1Q24
Gerdau S.A.

LIABILITIES

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)

	Consolidated	
	March 31, 2024	December 31, 2023
CURRENT LIABILITIES		
Trade accounts payable - domestic market	4,250,799	4,120,701
Trade accounts payable - debtor risk	550,751	584,320
Trade accounts payable - imports	1,278,546	1,196,162
Short-term debt	1,673,459	1,783,201
Debentures	37,369	14,421
Taxes payable	456,254	512,935
Income and social contribution taxes payable	147,862	502,766
Payroll and related liabilities	602,915	845,848
Leasing payable	395,867	373,151
Employee benefits	289	209
Environmental liabilities	172,579	139,395
Fair value of derivatives	24,084	19,042
Other current liabilities	1,051,580	1,192,461
	10,642,354	11,284,612
NON-CURRENT LIABILITIES		
Long-term debt	8,530,326	8,296,474
Debentures	799,294	799,212
Related parties	25,175	24,992
Deferred income taxes	74,875	204,151
Provision for tax, civil and labor liabilities	2,224,479	2,185,825
Environmental liabilities	353,931	378,274
Employee benefits	691,023	706,767
Fair value of derivatives	-	1,606
Leasing payable	912,707	904,451
Other non-current liabilities	595,962	859,917
	14,207,772	14,361,669
EQUITY		
Capital	20,215,343	20,215,343
Capital reserves	11,597	11,597
Treasury stocks	(98,434)	(150,182)
Profit reserve	25,740,983	25,914,830
Retained earnings	2,043,782	-
Asset valuation	4,006,140	3,067,371
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	51,919,411	49,058,959
NON-CONTROLLING INTERESTS	191,532	179,904
EQUITY	52,110,943	49,238,863
TOTAL LIABILITIES AND EQUITY	76,961,069	74,885,144

17

RESULTADOS TRIMESTRAIS - 4T23 Quartely Results – 1Q24 Gerdau S.A. 18 18 INCOME STATEMENT *Adjusted net income is a non-accounting measure prepared by the Company, reconciled with the financial statements, and consists of net income adjusted for non-recurring events that impacted net income. G ER D AU S .A. C O NS O LID ATED INC O ME S TATEMENT In thousands of Brazilian reais (R$) March 31 , 2024 March 31 , 2023 NET S ALES 1 6,21 0,263 1 8,872,303 C ost of sales (1 3,790,544) (1 5,243,628) G R O S S PR O FIT 2,41 9,71 9 3,628,675 S elling expenses (1 83,007) (1 74,232) G eneral and administrative expenses (31 7,929) (363,807) O ther operating income 44,996 898,099 O ther operating expenses (78,856) (45,738) Result from operations with jointly controlled entities 808,367 - Impairment of financial assets (20,094) (4,51 4) Equity in earnings of unconsolidated companies 79,1 1 6 353,954 INC O ME B EFO R E FINANC IAL INC O ME (EXPENS ES ) AND TAXES 2,752,31 2 4,292,437 Financial income 1 74,674 21 5,862 Financial expenses (343,1 98) (323,735) Exchange variations, net (320,635) (1 89,728) Tax credits monetary update - 253,002 (Losses) G ains on financial instruments, net 1 3,41 2 (5,496) INC O ME B EFO R E TAXES 2,276,565 4,242,342 C urrent (350,028) (665,544) D eferred 1 26,335 (361 ,399) Income and social contribution taxes (223,693) (1 ,026,943) NET INC O ME 2,052,872 3,21 5,399 (+/-) C redit recovery / Provisions - (845,21 6) (-) Result from operations with jointly controlled entities (808,367) - (-) Tax credits monetary update - (253,002) (-/+) Income tax of extraordinary items - 270,456 (=) Total of extraordinary items (808,367) (827,762) AD JU S TED NET INC O ME* 1 ,244,505 2,387,637 For the three-month period ended C onsolidated

Quartely Results – 1Q24
Gerdau S.A.

CASH FLOW

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	Consolidated	
	For the three-month period ended on	
	March 31, 2024	March 31, 2023
Cash flows from operating activities		
Net income for the year	2,052,872	3,215,399
Adjustments to reconcile net income for the period to net cash provided by operating		
Depreciation and amortization	725,785	714,775
Equity in earnings of unconsolidated companies	(79,116)	(353,954)
Exchange variation, net	320,635	189,728
(Gains) and losses on derivative financial instruments, net	(13,412)	5,496
Post-employment benefits	65,942	75,291
Long-term incentive plans	35,464	37,304
Income tax	223,693	1,026,943
Gains on disposal of property, plant and equipment	4,545	957
Result from operations with jointly controlled entities	(808,367)	-
Impairment of financial assets	20,094	4,514
Provision of tax, civil, labor and environmental liabilities, net	38,493	45,242
Tax credits recovery	-	(1,098,218)
Interest income on short-term investments	(89,420)	(146,962)
Interest expense on debt and debentures	184,715	203,920
Interest on loans with related parties	33,575	(20,818)
(Reversal) Provision for net realizable value adjustment in inventory, net	(28,397)	(16,165)
	2,687,101	3,883,452
Changes in assets and liabilities		
Increase in trade accounts receivable	(526,959)	(1,126,895)
(Increase) Decrease in inventories	(619,124)	312,453
Increase in trade accounts payable	68,478	258,980
Increase in other receivables	(24,932)	(130,218)
Decrease in other payables	(301,178)	(786,826)
Dividends from associates and joint ventures	13,608	59,499
Purchases of short-term investments	(368,919)	(1,372,722)
Proceeds from maturities and sales of short-term investments	593,420	1,149,000
Cash provided by operating activities	1,521,495	2,246,723
Interest paid on loans and financing	(87,838)	(78,331)
Interest paid on lease liabilities	(33,575)	(20,818)
Income and social contribution taxes paid	(568,792)	(183,888)
Net cash provided by operating activities	831,290	1,963,686
Cash flows from investing activities		
Purchases of property, plant and equipment	(1,083,069)	(954,348)
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,503,968	5,490
Additions in other intangibles	(26,432)	(27,661)
Capital increase in joint ventures	(31,043)	(96,653)
Net cash generated (applied) in investing activities	362,635	(1,073,172)
Cash flows from financing activities		
Dividends and interest on capital paid	(174,660)	(332,253)
Proceeds from loans and financing	421,596	118,392
Repayment of loans and financing	(656,342)	(413,311)
Leasing payment	(106,846)	(91,592)
Intercompany loans, net	183	(635)
Net cash used by financing activities	(516,069)	(719,399)
Exchange variation on cash and cash equivalents	59,622	(65,096)
Increase (Decrease) in cash and cash equivalents	737,478	106,019
Cash and cash equivalents at beginning of year	3,005,645	2,475,863
Cash and cash equivalents at end of the period	3,743,123	2,581,882

19

RESULTADOS TRIMESTRAIS - 4T23 Quartely Results – 1Q24 Gerdau S.A. 20 20 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER With 123 years of history, Gerdau is Brazil’s largest producer of steel, a leading producer of long steel in the Americas, and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations. Gerdau is also the largest recycler in Latin America and, around the world, transforms millions of tonnes of scrap into steel each year, underscoring its commitment to sustainable development in the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3) and New York (NYSE) stock exchanges. For more information, visit the Investor Relations website: https://ri.gerdau.com/. With the purpose of empowering people who build the future, the Company is present in many countries and has more than 30,000 direct and indirect workers in all its operations.

RESULTADOS TRIMESTRAIS - 4T23 Quartely Results – 1Q24 Gerdau S.A. 21 21 In addition, the Company has new business units, stands out as a leading recycler, owns forests, and invests in environmental and social projects: In line with its strategic guidelines, Gerdau produces iron ore to supply its plants. We have two operational mines in the state of Minas Gerais: Várzea do Lopes, in Itabirito, and Miguel Burnier, in Ouro Preto. We are Latin America’s largest recycler of steel scrap, transforming 11 million tonnes every year, with 71% of our steel made from the material. We have 250,000 hectares of renewable eucalyptus forests in Minas Gerais and are the world’s largest producer of charcoal, used as a bioreducer to manufacture pig iron. Driving the development of new businesses, Gerdau Next is our business unit focused on the expansion of new products, solutions, and services in segments adjacent to steel in the construction, mobility, and sustainability clusters. Aware of our importance in the construction of a better society, we work based on a strong social impact strategy, with social investments, allocation of resources, and support to initiatives in housing, entrepreneurship education, and recycling. We are committed to researching and investing in alternatives that will allow the migration of our energy matrix to renewable sources, which is one of the fundamental pillars for the continuous economic and sustainable growth of our business.

IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com ∙ Rafael Japur Vice-President and Investor Relations Officer ∙ Renata Oliva Battiferro IR Manager ∙ Cristiene Baldoino da Costa ∙ Sergio Tonidandel Jr. ∙ Ariana De Cesare Pereira ∙ Gustavo Alves PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com